Securities and Exchange Commission

Washington, D.C. 20549

Form 10-SB

General Form for Registration of Securities for Small Business Issuers

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

DIT VENTURES, INC.

(Name of Small Business Issuer in its charter)

MICHIGAN

(State or other jurisdiction of incorporation or organization)

95-4804180

(I.R.S. Employer Identification No.)

9420 Telstar Avenue, Suite 211 El Monte, CA 91731

(Address of principal executive offices)(Zip Code)

Issuer's Telephone Number: (626) 279-2689

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class Name of each exchange on which

to be so registered each class is to be registered

Common None

Securities to be registered pursuant to Section 12(g) of the Act:

None

PART I

Item 1. Description of Business

Business Development

DIT Ventures, Inc. ("DITV", "DIT Ventures", "Issuer" or the "Company"), was originally incorporated as Clarks Fork Oil Company, Inc. in the State of Michigan on February 25, 1981. At the time of incorporation, its originally purpose was to explore for oil and gas. On June 3, 1988, the Company changed its name to Clarks Fork Oil & Gas, Inc. On March 21, 1994, the Company again changed its name to Paramount Casino Corporation and amended its business plan and purpose to that of the gaming industry world wide. However, the Company has been essentially inactive until 2000. Pursuant to an Agreement and Plan of Merger executed on September 28, 2000 and effective October 15, 2000, the Company acquired all the shares of DIT Ventures, Inc., a Nevada corporation ("DIT Nevada"), and amended its Articles of Incorporation to change the name of the Company to DIT Ventures, Inc. DIT Nevada was incorporated on June 1, 2000 and operates the active business the Company is now involved with - see Business of Issuer.

The Company has never been involved in any bankruptcy, receivership or similar proceedings.

Business of Issuer

DITV is an Internet-based company engaged in conceiving, developing and operating a synergistic network of business-to-business ("B2B") e-commerce divisions ("Divisions") focused on Chinese markets in North America and Asia. We aim to become the premier B2B Internet-based company in this arena by establishing an Internet presence within major segments of Chinese communities. To date, we have developed three (3) independent concepts and are in various development stages with several others, each of which is individually tailored to appeal to the preferences of a given Chinese market culture.

Our operating strategy seeks to integrate our Divisions into a collaborative network that will leverage the collective knowledge and resources of DITV. We will utilize our collective resources to develop the business strategies, operations and management teams of each of our Divisions. Our resources include technical knowledge, extensive knowledge of the on-line community, substantial industry experience and established industry relationships. We also have the benefit of the collective expertise of our management team, the technical and strategic resources of our Divisions and the experience of our Board.

Industry Overview

Internet Penetration in Greater China and Other Chinese-Speaking Regions.

The development of the Internet has taken on different forms and characteristics within the major Chinese-speaking regions of the world, i.e., China, Taiwan, Hong Kong and North America. Individually, each region represents a formidable market with significant and varying degrees of near-term and long-term market opportunities. Their collective convergence, in terms of language and culture, represents even greater potential.

China.

Internet growth in China has been phenomenal. The following table generated by China Internet Information Center ("CNNIC") illustrates this growth for the period beginning June 1999 and ending June 2000:

..........................................................................................NO. OF WEBSITES

..........................................................................DEVICES INTERNET BASED IN

CHINA INTERNET GROWTH STATISTICS ONLINE USERS CHINA

June 1999............................................................ 1,460,000 4,000,000 9,906

December 1999................................................... 3,500,000 8,900,000 15,153

June 2000............................................................ 6,500,000 16,900,000 27,289

Percentage growth from 6/99 to 6/00 345% 323% 175%

According to International Data Corporation ("IDC"), China is expected to experience the largest growth rate of internet use in Asia during the next five years, and will boast more than 51.2 million users by 2004. The continuing decline in the cost of Internet access, as well as rising PC penetration rates, will fuel this growth.

In addition to PC-based Internet access, moreover, wireless and television-based access via telephone lines, cable, and satellite have become increasingly popular and will cause a further expansion of the market. Specifically:

The cellular phone market in China grew to more than 51.7 million users in Q1 2000, representing an 81% increase from Q1 1999. (The Gartner Group).

Cable television penetration in China has already surpassed 73.3 million households. (Kagan World Media, August 2000).

The development of television set-top Internet access devices for the Greater China market is expected by management to further increase the Internet user base.

The market in China for online advertising and e-commerce is in the early stages of development. Nevertheless, online advertising is projected to grow from $8.0 million in 1999 to $440.0 million by 2004. (Forrester Research, Inc.).

Furthermore, IDC projects that e-commerce revenue in China will surpass $26 billion by 2004, from $76.7 million in 1999.

Taiwan.

Taiwan, with a gross domestic product per capita of $12,700 in 1999 (International Monetary Fund), represents an affluent market that has readily adopted the Internet as a means of entertainment and commerce. Taiwan is projected to have more than 6.3 million Internet users by 2004, up from 2.0 million in 1999. (IDC). Additionally:

Taiwan has one of the world's highest cable television penetration rates at 77.6% of Taiwanese households. (Kagan World Media).

The Government Information Office announced in October 1999 that it had approved five licenses for the operation of pay television satellite services in Taiwan.

Both cable and satellite television are expected to have Internet access capability and will thereby contribute to Internet growth in Taiwan.

Online advertising is projected to grow from $4.0 million in 1999 to $116.0 million by 2004. (Forrester Research).

E-commerce revenue in Taiwan will reach $12.3 billion by 2004, up from a mere $193.0 million in 1999. (IDC).

Hong Kong.

In Hong Kong, the number of Internet users is expected to reach 3.4 million by 2004, up from 1.0 million in 1999. (IDC). It is important to note that Hong Kong is one of the first major population centers to have a fully-digitized telecommunications network and is expanding its broadband Internet access capability through cable television access. We expect Internet usage to increase significantly in the next few years, especially as more Hong Kong-focused content, commerce and services become available. Additionally:

Hong Kong had one of the highest Asian per capita gross domestic products in 1999 at $23,640 (IMF).

E-commerce revenue in Hong Kong will reach $7.5 billion in 2004, up from $191.9 million in 1999. (IDC).

North America and Other Markets.

North America enjoys significantly higher Internet penetration than anywhere in Greater China or anywhere in the world. With more than 104.0 million Internet users in the U.S. alone, and an Internet penetration rate of 38%, North America is the most developed and lucrative Internet market in the world. (Jupiter Consumer Survey, 1999). More instructive for our purposes is the fact that the penetration rate among the Chinese population in North America is estimated to be approximately 70%. (Cheskin Research, October 2000). However, content that caters to this population is in short supply.

Demand for Localized Content

IDC research has confirmed the common sense proposition that Internet users prefer to navigate the Web in their native language. Further analysis also reveals steady increase in the number of online transactions conducted on foreign Web sites, at the expense of local providers offering the same product or service. Accordingly, Web providers based in the United States and Europe are setting up mirror sites in countries in Asia, i.e., China, that offer services and content in the language of the particular country, i.e. Chinese.

Challenges For B2B E-Commerce Companies Focused on Chinese Markets

We believe that B2B e-commerce companies focused on Chinese markets face specific challenges. They include:

Development of a Successful Business Model. B2B e-commerce companies must develop business models that capitalize on the Internet's ability to provide solutions for traditional business in specific industries and markets. These companies require specialized industry and market expertise to successfully implement their policies and strategies, which will vary according to the characteristics of a particular industry or market. B2B e-commerce companies must also have a keen understanding of the Internet that will maximize its capability and potential with respect to a given industry or market.

Building Corporate Infrastructure. B2B e-commerce companies require knowledgeable assistance in the development of their infrastructure, including such areas as: sales and marketing, executive recruiting and human resources, information technology, finance and accounting, and business development. Access to capital is needed in the development of technological capabilities and sound internal operations based on the foregoing.

Finding the Best People. Entrants into Chinese B2B e-commerce markets need the ability to manage rapid growth and the flexibility to adapt to the evolution of the Internet within the target markets. Knowledge of language and culture is also imperative, as is a keen understanding of the Internet and its capabilities.

We believe that the most successful B2B e-commerce companies are those that rapidly identify market demands and then move quickly and efficiently to address them. By doing so, they will raise barriers to competition by establishing new standards, garner market share, secure critical partnerships and create brand recognition.

Our Solution and Strategy

Our operating strategy consists of developing and integrating our Divisions into a collaborative network that leverages our collective knowledge, resources and expertise. Implementation will consist of the following:

Conception and development of ideas that serve identifiable growth markets in the industry;

Deliberate and strategic formation of alliances and partnerships that are flexibly incorporated into our collaborative network;

Strategic guidance and operational support to our Divisions; and

Promotion of collaboration among our Divisions.

Create or Identify Potential Market Leaders

By utilizing our expertise in the Chinese Internet marketplace, we plan to create, identify and develop concepts that are positioned to succeed. We apply a disciplined analysis in weighing the following factors:

Industry Criteria

Inefficiency. We consider whether the specific industry suffers from inefficiencies that may be alleviated through e-commerce.

Competition. We evaluate the amount of competition that a potential project faces from existing and potential e-commerce, as well as traditional business.

Market Maker Profit Potential. When evaluating the ability and potential of a project to facilitate transactions within a given market, we consider the number and dollar value of transactions in the industry. In the multi-billion dollar industries that we target, offering even incremental efficiency improvements present significant profit potential.

Centralized Information Sources. When evaluating market makers (as defined below), we consider whether, and the extent to which, the industry utilizes product catalogs, trade journals and other centralized sources of information concerning products, prices, customers and other factors. The availability of such information networks eases the ability of a market maker to facilitate communication and transactions.

Infrastructure Service Provider Profit Potential. When evaluating concepts that provide infrastructural services to a given market, we examine the target market size and profit potential in serving the target market. We also evaluate whether the infrastructure service provider can provide assistance to our market maker companies.

Alliance or Partnership Company Criteria

Industry Leader Potential. We pursue a relationship with a company only if we believe that it has the ability, whether by virtue of its concept, product, or resources, to become an industry leader.

Management Quality. We assess the overall quality and industry expertise of a potential partner company's management team.

Network Synergy. We consider the degree to which a company will contribute to our collaborative network, as well as benefit from network and operational resources.

Strategic Guidance and Operational Support

Upon the development of our Divisions, we assume an active role in their affairs by providing both strategic guidance and operational support:

Strategic Guidance. We provide strategic guidance to our Divisions in connection with market positioning, business model development and market trends. Furthermore, we advise management on day-to-day operational issues.

Operational Support. We provide our Divisions with skilled managers who guide them in: sales and marketing, executive training, human resources, information technology, finance and business development.

Collaboration Among Our Divisions and our Partner Companies

A primary goal of our network is to promote innovation and collaboration among our Divisions, thereby resulting in shared knowledge, contacts and strategic alliances. Collaboration will be formally promoted through regularly scheduled seminars focusing on the operational and business issues of our various Divisions. Informal collaboration among our divisions will be established and cultivated through our position at the hub of the network, from where we will identify prospective alliances, make introductions, assist in strategic planning and monitor the ongoing relationships among the business divisions within the network.

Overview of Our Current Portfolio of Divisions

We focus on developing two types of B2B e-commerce companies: market makers and infrastructure service providers for Chinese markets. Both assist business in their utilization of the Internet and both also enable e-commerce.

Market-Maker Divisions

Market Makers bring together buyers and sellers - typically businesses and professionals - that are connected by certain common interests. Existing relationships among these businesses and professionals are unstructured. Our divisions will stimulate interaction and facilitate transactions among them by providing an electronic medium of exchange or communication, and thereby create an electronic community.

QUOTE888.COM

Quote888.com is our financial media division that offers an expanding community of Chinese investors a selection of news, commentary, research tools and investment tools on the Internet. Quote888.com combines professional quality analytical tools with real-time news and commentary to consistently provide its members with the highest quality financial and investment information possible. It is anticipated that revenue will be generated through the following streams:

Subscription fees. Access to higher levels of information and services will require a nominal subscription fee. These information services include: Quote888.com Streaming Levels I and II quoting services, premium analysis and access to more in-depth research reports and high-risk categories.

Content-licensing. We plan to bundle and license our proprietary and translated content to a growing number of providers in this market. Our content includes: financial news (proprietary news, press reports and marketwrap), analysis and editorials (stock of the day, original editorials and stock university), market data (most actives by category, upgrades and downgrades, economic calendar, splits calendar, earnings calendar and IPO calendar), market research (earnings and estimates, company snapshots and profiles, key ratios and statistics and insider trades data), and market tools (snap charts, basic charting, advanced/interactive charting, real-time quoting services, proprietary investment tools and investment games and forums).

Software Development. As with our other market-maker divisions, we plan to develop, license and sell technology developed in connection with Quote888.com. Based on the gateway concept, we plan to utilize knowledge we have already acquired and developed in order to customize and tailor the best-available Internet-based software for our clients. When combined with our Web site marketing vehicles, we plan to have the ability to offer a complete package consisting not only of software, but with effective online marketing and co-branded services as well.

Advertising Revenues. We believe that the global Chinese Internet community is an attractive demographic target for advertisers because it represents an affluent, educated and technically sophisticated market. To capitalize on this advertising opportunity, we plan to employ a multi-pronged sales strategy that targets both short-term revenue opportunities such as banner advertising campaigns, as well as longer-term, high-value contracts such as integrated marketing and communications packages. We plan to target multi-national corporations as well as regional companies, which consist of medium to large companies focused on specific geographic and demographic markets and smaller companies focused on local territories.

Qualified Databases. Quote888.com's membership, and the built-in demographic characteristics of its affluent and sophisticated members, will have significant value to any company that wishes to target such an audience.

eBID888.COM

eBid888.com aims to become the Internet auction solution for Chinese communities in North America and throughout Asia. The proliferation of auction sites on the Internet has underscored a fundamental human desire to trade. Web-based communities such as eBay have brought together buyers and sellers in an entertaining and efficient on-line format for everything from collectibles to electronics to luxury items. eBid888.com plans to utilize a compelling pricing format, with time pressures, procedural rules and community values, to facilitate trade and communication between buyers and sellers without carrying inventory or maintaining a sales force to succeed.

eBid888 plans to differentiate itself through the addition of key cultural elements, i.e., language, demographics and product selection. Target audiences will consist of on-line Chinese populations and those who have a desire to reach these audiences. Therefore, while maintaining our broadness in scope, the product selection on our site and its mode of interaction will have the advantage of reflecting the preferences and desires of its audiences, and thereby lead to the cultivation and perpetuation of viable on-line communities.

eBid888.com plans to serve as a centralized, convenient and cost-effective forum to direct trade and interaction among identifiable Chinese communities with similar interests. The core service will permit sellers to list items for sale and buyers to bid for and purchase items of interest. All eBid888.com users will have the ability to browse through listed items from anywhere in the world. Additional services, including expansion of product categories, new formats and personalization features will also be incorporated in order to facilitate the development and expansion of this unique, dynamic and global e-commerce medium. Going forward, we also plan to introduce a multi-language format and bring about the creation of truly global auction site.

Revenue generation will be primarily transaction based, with nominal placement fees and percentage fees charged to the seller based on the closing price of an item. Revenues will also be generated through advertising, sponsorship and through the development of a qualified database.

Infrastructure Service Provider Divisions

Infrastructure Service Providers assist traditional brick-and-mortar businesses by serving as software providers and outsource service providers. Software providers design, sell and/or license software applications and products in support of e-commerce and the integration business functions. Outsource service providers offer software applications, infrastructure and related services that are designed to aid traditional businesses in reducing costs, improving operational efficiency and decreasing the Atime to market@ period.

MYBIZ888.COM

MyBiz888.com will provide essential B2B on-line services to underserved Chinese communities. The comprehensive set of e-business solutions not only include standard services such as incorporation and domain registration, but a new generation of Web-based tools that provide ebusinesses with analysis and statistics pertaining to their companies. Our current services offered include:

BizCorp offers fee-based on-line incorporation and LLC formation services in Chinese, opening the door for Asian entrepreneurs to educate themselves about, and form the various types of corporations and LLCs in the 50 states.

BizDomain offers fee-based domain name registration and web domain services in Chinese. Growth in the domain name registration industry has been tremendous. As such, BizDomain aggressively seeks to capture the Chinese Internet population. The rapid growth of Chinese Internet users will lead to a corresponding growth in domain name registration, and thereby fuel the growth of BizDomain.

BizHost offers fee-based and advertising-supported Web hosting services.

BizTools is an application service provider dedicated to the development of integrated web-site management tools for Chinese e-business, all of which are remotely hosted and require no programming knowledge. BizTools contains the following subscription-based and advertising-supported services and functionalities to satisfy a wide range of potential B2B clients:

Advertising & Marketing Tools

BizLink - Chinese Banner Exchange

BizList - opt-in email list management

BizSubmit - site submission tool that submits to over 10 different Chinese search engines.

BizMarketing - e-mail promotional programs

BizShow - business promotion through trade shows

Enhancement Tools

BizBoard - fully customizable, plug-and-play message board in Big5, GB, and English.

BizCounter - fully customizable Web site counter with several different styles to choose from.

BizPoll - fully customizable, plug-and-play voting poll with several styles to choose from.

BizShop - fully customizable, plug-and-play e-commerce shop for small to medium sized businesses.

BizGuest - fully customizable, plug-and-play guestbook.

Management Tools

SiteChecker - comprehensive site analysis tool

BizRank - Web site ranking and positioning tool

LinkVerifier - link checker that checks for bad links, downloading speeds, and more.

AdPremier - Remotely hosted Ad Management System (AMS - delivers banners and tracks statistics)

BizForm - Fully customizable, plug-and-play forms for feedback, questions, contact, and more.

In addition to advertising, transaction fees and subscriptions, MyBiz888.com will also generate revenues through the utilization of qualified databases and software development (similar to that delineated above for Quote888.com).

Competition

We face competition from a growing number of service and content providers. Many of our competitors have greater financial resources and brand name recognition than we do.

Reports to security holders

The Company will make available an annual report on Form 10-KSB, which will include audited financial statements, to each of its shareholders and other interested parties.

The Company is filing a Form 10-SB pursuant to Regulation S-B for the purpose of becoming a "fully reporting issuer" under Section 12(b) of the Securities Exchange Act of 1934. The Company is filing the Form 10-SB on a voluntary basis for the purpose of registering its securities under Section 12(b).

The public may read and copy any materials filed by the small business issuer with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Securities and Exchange Commission. The address of that site is www.sec.gov.

Item 2. Managements Discussion and Analysis or Plan of Operation.

During the next twelve months the Issuer's primary focus will be on achieving a successful launch of its eBID888 division and the continued growth of its already launched Quote888 site. For a description of these sites, see Business of the Issuer above.

Management estimates that its current monthly expenditure rate of $42,000 per month will increase over the year to $70,000 per month by December, 2001. The majority of these costs will remain the employee salaries of our engineers and programmers. The Company also anticipates adding 3 new full time staff members in 2001 - one marketing professional to sell advertising on Quote888 and two more full-time programmers.

The Company is in the process of raising $750,000 in additional capital by way of a regulation D offering at a price of $1.00 per share. These funds should enable the Company to meet its foreseeable obligations.

There are no plans to sell or purchase any significant plants or equipment.

Item 3. Description of Property

The Company's corporate offices are located at 9420 Telstar Avenue, Suite 211 El Monte, CA 91731, and are used on a month-to-month basis. The Company owns no real estate and has no real estate investments.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The information required by this Item is attached as Exhibit 99, Tables I and II hereto.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

Greg Amor, Chief Financial Officer. After serving for one year, resigned as Secretary and Director on October 15, 2000. Mr. Amor is an experienced venture capitalist and consultant to public companies Mr. Amor has been a director or senior officer of numerous public companies since 1985. Mr. Amor has also been involved with numerous venture capital firms in Canada, including First Exploration Limited Partners, who raised over CAD $130 million for the Canadian mining exploration industry. Recently, Mr. Amor was the Chief Financial Officer of Light Management Group Inc., a NASDAQ OTC-BB company developing an acoustic-laser switch for fiber optic cable communications. He holds a Licenciate in Accounting degree and the professional designation of Chartered Accountant.

Qingkuang (Rick) Yang, Secretary, Treasurer and Director. Mr. Yang has been involved with the DIT Nevada since its inception. Mr. Yang has been responsible for the design and site architecture of several well-known Asian Internet sites. His repository includes Stock247.com (http://www.stock247.com), an Internet-based Asian financial information provider, ChuMD.com (http://www.chumd.com), an on-line medical and healthcare information and services company serving the global Chinese community, and DocFoot.com (http://www.docfoot.com), a podiatrist web-site. Mr. Yang holds a B.S. in Computer Science from Western Michigan University.

Kenneth Yeh, President and Chairman of the Board of Directors. Founded DIT Nevada in June, 2000. Mr. Yeh was formerly part of the business development team at Stock247.com, Inc., an Asian media company, where he negotiated key strategic alliances with such respected companies as Sina.com, Yahoo!, 27/7 Media and S&P Comstock. Mr. Yeh was also the co-founder of Stockcircuit.com. He previously served as a principal engineer at MarinerNetworks.com, a network software company, and as a senior software engineer at Nortel Networks. Mr. Yeh holds a B.S. degree in Computer Science & Engineering from the University of California, Los Angeles and an M.S. in Computer Science (Software Engineering) from the University of Southern California.

Kylie C. Chan, Director, has been involved with DIT Nevada since its inception. Ms. Chan previously served as a project lead and principal engineer for Stock247.com, an Internet-based financial information provider for the Asian community. Ms. Chan is also the chief architect of Email888.com, an Asian-oriented web-site providing free email. Ms. Chan was employed as a senior software engineer at Nortel Networks, in which capacity she was responsible for the design, development, manufacture, marketing and installation of digital telecommunications systems. Ms. Chan holds a B.S. degree in Computer Science from the University of California, Los Angeles.

Item 6. Executive Compensation

Mr. Greg Amor, the Company's CFO and the former Secretary and a Director, entered into an employment agreement dated October 15, 2000, in which he will receive $60,000 salary annually as compensation for his services. Since June 1, 2000, Ken Yeh has received an annual salary of $60,000, and serves without an employment agreement. No other Officers or Directors received any form of compensation during the period ended September 30, 2000.

Item 7. Certain Relationships and Related Transactions

None.

Item 8. Description of Securities

The authorized capital stock of the Company is 100,000,000 shares, divided into 70,000,000 common shares with a par value of $0.001 per share and 30,000,000 preferred shares. At November 30, 2000, a total of 11,800,000 common shares were issued and outstanding. A description of the common share rights is as follows:

Voting Rights: Each common share shall have one (1) vote on all matters coming before meetings of shareholders and there shall be no preference or limitation or restrictions thereon beyond those required by law, or by written agreement of all shareholders.

Dividends: The Company may pay dividends declared in cash, in property, in obligations of the Company or in shares of the capital stock.

Preemptive rights: There are no preemptive rights.

The Company is authorized to issue preferred shares although none have been issued at this time. While the Company is allowed to establish specific rights as to any preferred shares, it has not done so and has no plans to establish such rights at this time.

PART II

Item 1. Market Price of and Dividends on the Issuer's Common Equity and Other Shareholder Matters.

The Issuer's stock is currently not traded on any public trading markets.

Other than the Notes referenced in the Audited Financial Statements of DIT Ventures, Inc., Note 5, there are no shares that are subject to outstanding options or warrants to purchase, or securities convertible into common shares or equity

There are no shares that could be sold pursuant to Rule 144 under the Securities Act or that the Issuer has agreed to register under the Securities Act for sale by security holders.

There are no shares that are being or have been proposed to be publicly offered by the Issuer, the offering of which could have a material effect on the market price of the Issuer's common equity.

There are currently approximately 302 holders of the Company's common stock.

The Company has not paid out any dividends to shareholders in the past two years. There are no restrictions that would limit the ability of the Company to pay dividends on common equity or that are likely to do so in the future.

Item 2. Legal Proceedings.

None. Not applicable.

Item 3. Changes in and Disagreements with Accountants.

Not applicable.

Item 4. Recent Sales of Unregistered Securities

None.

Item 5. Indemnification of Directors and Officers.

Section 561 of the Michigan Compiled Laws, Corporation Act, states as follows:

Sec. 561. A corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, other than an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, or other enterprise, whether for profit or not, against expenses, including attorneys' fees, judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit, or proceeding, if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. The termination of an action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and, with respect to a criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

PART F/S

The following financial statements are attached hereto and incorporated herein by this reference:

(i) Audited Financial Statements of DIT Ventures, Inc. (DIT Nevada) as at September 30, 2000, for the period from June 1, 2000 (date of incorporation) to September 30, 2000.

(ii) Unaudited Pro-forma Financial Statements of the merged entity as at September 30, 2000 and for the period then ended.

PART III

The following exhibits are filed as a part of this Registration Statement:

Exhibit Description Page of this Form 10-SB Number

------------------------------------------------------------------------------------------------------------

2.1 Articles of Incorporation 17

2.2 By-Laws 36

6.1(ii) Employment Contract with Greg Amor 54

8.1 Agreement and Plan of Merger 64

10.1 Consents of Accountants and Counsel 75

11.1 Opinion regarding Legality 78

15.1 Additional Exhibits

Financials Statements as listed in Part F/S above 80

99 Other Exhibits

Securities Ownership and Certain Beneficial Owners 100

Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DIT VENTURES, INC.

Date: December 13, 2000 /s/ Kenneth Yeh

Kenneth Yeh

President, Chairman of the Board